Exhibit 99.1

Enlivex Announces 1-for-16 Reverse Share Split to be Effective October 27, 2026

Nes-Ziona, Israel, Oct. 22, 2026 (GLOBE NEWSWIRE) -- Enlivex Ltd. (Nasdaq: ENLV) (“Enlivex” or the “Company”), a quality longevity company powered by a prediction markets treasury, today announced a 1-for-16 reverse split (the “Reverse Split”) of its ordinary shares, which will become effective on October 27, 2026, on which date the Company’s ordinary shares will trade on The Nasdaq Capital Market on a split-adjusted basis.

As a result of the Reverse Split, every 16 ordinary shares will automatically be combined into one ordinary share. Upon effectiveness of the Reverse Split, the number of authorized ordinary shares will be ratably reduced from 158,333,333 to 9,895,833, and the par value of each ordinary share will ratably increase from NIS 6.00 to NIS 96.00. Additionally, upon effectiveness of the Reverse Split, the number of Enlivex’s issued and outstanding ordinary shares will decrease from 24,511,905 to approximately 1,531,995, subject to adjustment based on the rounding of fractional shares.

No fractional ordinary shares will be issued as a result of the Reverse Split. All fractional shares will be rounded up to the nearest whole ordinary share. In addition, a proportionate adjustment will be made to the per share exercise price and the number of shares issuable upon the exercise of all of Enlivex’s outstanding warrants and options. The Reverse Split will not affect any shareholder’s ownership percentage of the ordinary shares (except for adjustments that may result from the rounding up of fractional shares) or modify any voting rights or other terms of the ordinary shares.

The Company’s ordinary shares will continue to trade on The Nasdaq Capital Market under the symbol “ENLV”. The new CUSIP number for the ordinary shares following the Reverse Split will be M4130Y205.

The Company’s transfer agent, VStock Transfer, LLC, is acting as exchange agent for the Reverse Split and will send instructions to shareholders of record regarding the exchange of certificates for ordinary shares.

About Enlivex (Nasdaq: ENLV)

Enlivex is a quality longevity company powered by a prediction markets treasury. The Company is advancing Allocetra™, an advanced clinical-stage immunotherapy targeting inflammatory conditions associated with aging, with a primary focus on age-related osteoarthritis. In addition to its clinical programs, Enlivex operates a prediction markets treasury strategy built around the Rain protocol, the leading decentralized prediction markets infrastructure on Arbitrum. This dual strategy combines the development of quality longevity therapeutics with exposure to the emerging prediction markets ecosystem.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements may be identified by words such as “expects,” “plans,” “projects,” “will,” “may,” “anticipates,” “believes,” “should,” “would,” “could,” “intends,” “estimates,” “suggests,” “target,” “has the potential to,” “goal,” “on track,” and other words of similar meaning, including statements relating to the Company’s cost reduction plan, including the expected reductions in operating expenses and cash burn, the expected timing and amount of related restructuring charges, and the Company’s ability to fund its operations; the Company’s need for, and ability to obtain, additional financing; the progress, enrollment, design and expected timing of completion of the Company’s Phase 2b clinical trial of ALLOCETRA™; the expected timing of topline six-month data from the Phase 2b trial; the potential benefits of RMAT designation; the anticipated benefits of the Company’s digital asset treasury strategy; the assets to be held by the Company; the expected future market, price, trading activity, and liquidity of the RAIN token; the Company’s plans for value creation and strategic positioning; market size and growth opportunities; regulatory conditions; competitive position; future financial condition and performance; expected clinical trial results; market opportunities for the results of current clinical studies and preclinical experiments; and the effectiveness of, and market opportunities for, ALLOCETRA™ programs. Each forward-looking statement contained in this press release is subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statement. Applicable risks and uncertainties include, among others, the risk that the cost reduction plan may not achieve the anticipated savings, may take longer than expected to implement, or may result in unanticipated costs or disruptions, including to the conduct of the Phase 2b trial; the risk that the Company will be unable to obtain additional financing on acceptable terms, or at all, to fund the Phase 2b trial through topline data; risks related to the timing of patient enrollment and the conduct, completion and results of clinical trials; the risk that results of earlier clinical trials, including the Phase 1/2a trial, may not be predictive of results of later trials, including the Phase 2b trial; the risk that RMAT designation may not result in a faster development or regulatory review process and does not increase the likelihood of regulatory approval; the risk that the Company may not obtain regulatory approval for ALLOCETRA™ on the anticipated timeline or at all; the risk of failure to realize the anticipated benefits of the Company’s digital asset treasury strategy; changes in business, market, financial, political, and regulatory conditions; risks relating to the highly volatile nature of the price, trading volume, and liquidity of RAIN and other cryptocurrencies; the risk that the price and liquidity of the Company’s ordinary shares may be correlated with the price or liquidity of the digital assets it holds; risks related to increased competition in the industries in which the Company operates; risks relating to significant legal, commercial, regulatory, and technical uncertainty regarding digital assets generally; risks relating to the treatment of crypto assets for U.S. and foreign tax purposes; and those risks and uncertainties identified in the Company’s filings with the Securities and Exchange Commission. The forward-looking statements in this press release speak only as of the date of this document, and the Company undertakes no obligation to update or revise any of these statements, except as required by applicable law.

ENLIVEX CONTACT

Shachar Shlosberger, CFO

Enlivex Ltd.

shachar@enlivex.com